SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                       RYANAIR ANNOUNCES SECOND NEW ROUTE

                      FROM FRANKFURT HAHN TO JEREZ (SPAIN)



Ryanair, Europe's No.1 low fares airline, today (Thursday, 11th March 2004) announced a new route from Frankfurt-Hahn to Jerez in Spain. The new daily route will commence on 29th April with one-way fares from only EUR29.99
(including tax).



Timetable

        ROUTE               FLIGHT TIMES               AIRCRAFT

   Frankfurt-Jerez           6.30 - 9.20            Boeing 737-800

   Jerez-Frankfurt          9.45 - 12.50            Boeing 737-800


Ends. Thursday, 11th March 2004

For further information:
Paul Fitzsimmons - Ryanair              Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                  Tel: 00 353 1 4980 300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 March  2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director